Exhibit 99.3

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY AND CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24

Please complete all relevant boxes in block capital letters.

1.	Name of issuer	2.

State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

	ROYAL & SUN ALLIANCE INSURANCE GROUP PLC		(iii) BOTH

3.	Name of person discharging managerial responsibilities / director	4.	State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person
	MRS BRIDGET FIONA MCINTYRE		N/A

5.	Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest[3]	6.	Description of shares (including class), debentures or derivatives or financial instruments relating to shares
	HOLDING IN RESPECT OF THE PERSON NAMED IN BOX 3		ORDINARY SHARES OF 27.5p

7.	Name of registered shareholder(s) and, if more than one, the number of shares held by each of them	8.	State the nature of the transaction
	N/A		N/A

9.	Number of shares, debentures or financial instruments relating to shares acquired	10.	Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)
	N/A		N/A

11.	Number of shares, debentures or financial instruments relating to shares disposed	12.	Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)
	N/A		N/A

13.	Price per share or value of transaction	14.	Date and place of transaction
	N/A		N/A

15.	Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage) N/A	16.	Date issuer informed of transaction N/A

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17.	Date of grant	18.	Period during which or date on which it can be exercised
	13TH SEPTEMBER 2006		1ST DECEMBER 2011 TO 31ST MAY 2012

19.	Total amount paid (if any) for grant of the option	20.	Description of shares or debentures involved (class and number)
	N/A		ORDINARY SHARES OF 27.5p 15,448 OPTIONS GRANTED IN ACCORDANCE WITH THE COMPANY’S INTERNATIONAL SHARE OPTION PLAN

21.	Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise	22.	Total number of shares or debentures over which options held following notification
	106 PENCE		SHARE OPTIONS :317,172 SHARE MATCHING PLAN (SMP) : (DEFERRED AND MATCHING AWARDS) 600,000 2006 LTIP (COMPULSORY DEFERRED, MATCHING AND PERFORMANCE AWARDS) 455,298

23.	Any additional information	24.	Name of contact and telephone number for queries
	THE 2005 SMP, 2006 LTIP AND PERFORMANCE SHARES INCLUDE THE MAXIMUM AWARD AVAILABLE TO THE PARTICIPANT. THE ACTUAL NUMBER OF SHARES TO BE DELIVERED WILL BE DEPENDANT UPON THE SATISFACTION OF PERFORMANCE CRITERIA		SARAH BRAIN 020 7111 7000

25.	Name and signature of duly authorised officer of issuer responsible for making this notification LUKE THOMAS, DEPUTY GROUP COMPANY SECRETARY Date of notification 14 SEPTEMBER 2006